SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Relevant Fact released on October 14, 2019, that Presidential Decree 10,082/2019 (“Decree”) authorizing the capital increase of Eletrobras was published in the Federal Official Gazette, pursuant to the Management Proposal of the 175th Extraordinary General Meeting, to be held on November 14, 2019.

The full Decree is attached to this Market Announcement.

This capital increase does not refer to the proposal of privatization of Eletrobras, informed to the market through the Relevant Fact of November 5, 2019, which still depends on the National Congress approval.

Eletrobras will keep the market informed about the matter addresses by this Market Announcement.

Rio de Janeiro, November 06, 2019.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

DECREE 10082, NOVEMBER 5, 2019

Free translation

Authorizes the capital increase of Centrais Elétricas Brasileiras S.A. - Eletrobras.

THE PRESIDENT OF THE REPUBLIC, in the use of the attribution conferred on him by art. 84, caput, item IV, of the Constitution, and in view of the provisions of art. 4 of Decree-Law 1,678 of February 22, 1979,

DECREE:

Art. 1º The capital increase of Centrais Elétricas Brasileiras SA - Eletrobras is authorized by issuing new nominative and book-entry common and preferred shares, with no par value, in an amount equivalent to up to R$ 9,987,786,560.33  (nine billion nine hundred and eighty seven million seven hundred and eighty six thousand five hundred and sixty reais and thirty three cents).

Art. 2º The Federal Government is authorized to subscribe for shares issued as provided for in art. 1, through the use of credits related to its investments in Eletrobras, in proportion to its interest in the Company's capital, including the type and type of shares, through the incorporation of advances for future capital increase, transferred by the Federal Government in the years prior to 2017, in the amount of R$ 4,054,016,419.37 (four billion fifty-four million sixteen thousand four hundred and nineteen reais and thirty-seven cents), adjusted by the Special System of Settlement and Custody - Selic, until September 30, 2019, pursuant to Decree No. 2,673, of July 16, 1998.

Art. 3º This Decree takes effect on the date of its publication.

Brasília, november 5, 2019; 198th independence and 131th of Republic.

JAIR MESSIAS BOLSONARO

Paulo Guedes

Bento Albuquerque

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.